1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
FEBRURARY 18, 2021	www.integraresources.com

INTEGRA RESOURCES ANNOUNCES HIGH-GRADE GOLD AND SILVER DISCOVERIES IN THE
BLACKSHEEP DISTRICT, INCLUDING 351.0 g/t Ag and 1.48 g/t Au (5.99 g/t AuEq) over 3.05 m AND
0.44 g/t Au and 77.60 g/t Ag (1.43 g/t AuEq) over 78.94 m

  Results of the initial 4 drill holes from Georgianna, Lucky Days and Milestone, targets within the BlackSheep District, have intersected thick sections of low-sulphidation epithermal gold-silver mineralization, including several high-grade intercepts. BlackSheep is a 30 square kilometer under-explored district that represents a new area of resource exploration potential several kilometers northwest of the DeLamar Deposit.
  Drill highlights from the Georgianna and Lucky Days targets, in the BlackSheep District, include:
    Drill hole IGE-20-002
      0.66 grams per tonne ("g/t") gold ("Au") and 117.25 g/t silver ("Ag") (2.17 g/t gold equivalent ("AuEq")) over 10.67 meters ("m"), including 1.48 g/t Au and 351.00 g/t Ag (5.99 g/t AuEq) over 3.05 m
      Broader low-grade intercepts include 0.30 g/t Au and 10.87 g/t Ag (0.44 g/t AuEq) over 41.76 m
  The Company intersected one of the highest-grade intercepts to date from the Milestone Deposit situated at the base of the existing resource and interpreted as indicating the location of the postulated higher-grade 'feeder zone' below, with highlights including:
    Drill hole IMS-20-015
      0.44 g/t Au and 77.60 g/t Ag (1.43 g/t AuEq) over 78.94 m
        Including 0.38 g/t Au and 488.00 g/t Ag (6.66 g/t AuEq) over 1.52 m;
        Including 0.28 g/t Au and 290.82 g/t Ag (4.02 g/t AuEq) over 1.68 m;
        Including 0.39 g/t Au and 288.00 g/t Ag (4.10 g/t AuEq) over 1.52 m;
        Including 1.12 g/t Au and 176.00 g/t Ag (3.39 g/t AuEq) over 1.83 m;
        Including 3.11 g/t Au and 172.00 g/t Ag (5.32 g/t AuEq) over 2.59 m.
  The BlackSheep District has seen very minimal modern exploration, despite the strong potential for gold-silver mineralization identified by the Company's exploration team. Indications of potential near-surface high-level epithermal gold-silver mineralization include silica sinter and hydrothermal breccia cut by epithermal quartz veins with shallow historic workings.
  The Company currently has two drill rigs operating in its first winter exploration drill program. One drill rig continues to test blue-sky exploration targets in BlackSheep while the second is drilling high grade gold-silver at Florida Mountain, well outside of the resource boundary.
  A video summary of today's news release is available by clicking the following link: https://youtu.be/OZ-3yUsL-2I

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce multiple gold-silver discoveries at the DeLamar Project, situated in southwestern Idaho. These discoveries have been made in the BlackSheep District, a 30 square kilometer land package acquired by Integra in 2019, and located immediately north-northwest of the DeLamar Deposit.

"We are very pleased to announce multiple new gold-silver discoveries in the BlackSheep District. BlackSheep is a recently acquired 30 square kilometer land package that extends on a district-scale trend of mineralization to the north-northwest of the DeLamar Deposit. Numerous shallow historic workings are indicative of the gold-silver potential of the area; however, only very limited modern exploration has taken place. Today's results strongly highlight the exciting potential for a new zone of gold-silver mineralization at the DeLamar Project, and this potential cannot be understated," noted George Salamis, Integra Resources' President and CEO. "The BlackSheep District is host to large surface soil geochemical and geophysical anomalies that have similar signatures to the DeLamar and Florida Mountain Deposits, including the same host lithologies and structural characteristics. Encountering both narrow high-grade gold-silver intercepts and large low-grade gold-silver intercepts in the first 4 drill holes of the exploration campaign suggests the presence of several large, prospective mineralized systems within the District. In all 4 drill holes, the Company intersected intense sulphide mineralization and significant veining, brecciation and alteration, as evidenced by the drill core photos included in this news release. The grades and widths reported in today's results are particularly exciting as they show gold and silver grades that are substantially above the cut-off grades used in the 2019 resource estimate at the Project. More drilling is planned at multiple targets within the BlackSheep District aimed at further discovery and definition of the extent of gold-silver mineralization."

Results for Georgianna and Lucky Days Targets within the BlackSheep District

The following table highlights selected intercepts from the Georgianna and Lucky Days drill results announced today:

Drill Hole Number	Target	From (m)	To (m)	Interval (m) (1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
IGE-20-001	Georgianna	14.33	24.08	9.75	0.36	45.79	0.95
IGE-20-001	Georgianna	43.13	49.99	6.86	0.35	15.28	0.55
IGE-20-001	Georgianna	68.28	90.83	22.55	0.31	10.73	0.45
IGE-20-002 Incl:	Georgianna	12.80 14.33	23.47 17.38	10.67 3.05	0.66 1.48	117.25 351.00	2.17 5.99
IGE-20-002 Incl:	Georgianna	45.57 64.62	87.33 85.96	41.76 21.34	0.30 0.38	10.87 17.96	0.44 0.61
LDE-21-001	Lucky Days	39.93	42.06	2.13	0.47	29.37	0.85
LDE-21-001	Lucky Days	318.33	319.73	1.40	1.65	227.00	4.57

(1) Downhole thickness: true width varies depending on drill hole dip; drill holes are designed to intersect the interpreted mineralized zone at a relatively steep angle therefore true widths are close to downhole widths (approximately 60 to 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

Results for the Milestone Deposit within the BlackSheep District

The following table highlights selected intercepts from the Milestone drill results announced today:

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
IMS-20-015 Incl: Incl: Incl: Incl: Incl:	24.08 40.39 58.98 66.45 82.91 89.15	103.02 41.91 60.66 67.97 84.74 91.74	78.94 1.52 1.68 1.52 1.83 2.59	0.44 0.38 0.28 0.39 1.12 3.11	77.60 488.00 290.82 288.00 176.00 172.00	1.43 6.66 4.02 4.10 3.39 5.32

(4) Downhole thickness: true width varies depending on drill hole dip; drill holes are designed to intersect the interpreted mineralized zone at a relatively steep angle therefore true widths are close to downhole widths (approximately 60 to 70% conversion ratio)

(5) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(6) Intervals reported are uncapped

BlackSheep: Geology, Structure and History

The BlackSheep District is cut by the large, north-northwest trending Milestone Fault. The Milestone Fault is host to a series of deep-seated mineralized structures that has been mapped northwesterly from the DeLamar Deposit, through the Milestone Deposit and BlackSheep gold-silver occurrences further north.  Geological evidence suggests that this structural zone controlled the formation of a volcanic graben, with normal faulting, that extends to the west of the fault.  As the basin formed, it filled with permissive deposit host rocks, mainly rhyolites, latites, and volcanic sediments. The Milestone Fault localized the flow of metal- rich hot spring waters, which altered and leached the host rock, and deposited metals in these areas.

To view a topographical map outlining the Milestone Fault corridor, click on the link below:

https://www.integraresources.com/site/assets/files/2572/bs_topo_map_vuse.pdf

Further underscoring the potential of the region, the BlackSheep District is host to extensive gold-silver-arsenic soil geochemical anomalies analogous to the size and scope of gold-silver-arsenic anomalies present at the multi-million-ounce DeLamar and Florida Mountain Deposits. At the more deeply eroded DeLamar and Florida Mountain Deposits, the high-grade vein mineralization which was discovered and mined historically was partially in outcropping and surrounded by a halo of lower-grade stockwork mineralization, which was subsequently mined by open pit.  At the BlackSheep District, which is less deeply eroded, only the upper part of the stockwork vein halo is exposed, and the higher-grade veins are interpreted as being 100 m to 200 m below the current level of exposure. The drill results announced today targeted a very small fraction of these geochemically anomalous areas, with large tracts of land at both Georgianna and Lucky Days still to be drilled. In addition, multiple targets with large geochemical anomalies within the BlackSheep District remain untested, including Twin Peaks, Statute Hills/Spain, Argentum and other highly gold-silver anomalous areas.

To view the geochemical anomalies and targets within the BlackSheep District, click on the link below: https://www.integraresources.com/site/assets/files/2572/bs_au_geochem_map_vuse.pdf

The geochemical anomalies within the BlackSheep District also coincide strongly with geophysics, including strong Induced Polarization ("IP") chargeability at both Georgianna and Lucky Days. The chargeability anomalies as shown in the diagram below, bare striking resemblance to the IP signature at the DeLamar Deposit, host to 2,810,000 ounces of gold-equivalent ("AuEq") (1,572,000 oz Au and 96,183,000 oz Ag) (119,621,000 tonnes grading 0.41 g/t Au and 25.1 g/t Ag) in the Measured and Indicated ("M&I") and 401,000 oz AuEq (266,000 oz Au and 10,418,000 oz Ag) (21,291,000 tonnes grading 0.39 g/t Au and 15.2 g/t Ag) in the Inferred category. As is the case with the soil geochemical anomalies, only a small fraction of the IP chargeability anomaly has been tested to date by the exploration team.  Several square kilometers of IP chargeability anomalies remain to be tested in future exploration work.

To view the IP chargeability signature of the DeLamar Deposit in relation to the IP chargeability anomaly in the BlackSheep District, click on the link below:

https://www.integraresources.com/site/assets/files/2572/bs_ip_map_vuse.pdf

Core logging from the reported drill holes thus far in the Georgianna and Lucky Days confirms the presence of a 30 m to 60 m wide mineralized structure, delineated by surface mapping, soil geochemistry and IP. This mineralization within the structures at both Georgianna and Lucky Days consists of hydrothermal brecciation and stockwork veining as well as colloform banded quartz veins associated with illite-pyrite alteration. The core images included in today's release show examples of the mineralization encountered.

To view a cross section of the Georgianna target, click on the link below:

https://www.integraresources.com/site/assets/files/2572/blacksheep_georgianna_section_vuse.pdf

To view drill core photos from Georgianna Target, click on the link below:

https://www.integraresources.com/site/assets/files/2572/georgianna_core_photos_1-4.pdf

To view drill core photos from the Lucky Days Target, click on the link below:

https://www.integraresources.com/site/assets/files/2572/lucky_day_core_photos_1-2.pdf

The BlackSheep District has seen mining dating back to the late 1800's and early 1900's; however, due to the limited erosion in the area the depth potential has remained untested. The vast land area is approximately 30 square kilometers and has seen extremely limited modern exploration. Integra's drill campaign in the BlackSheep District represents the first concerted exploration program in this highly prospective area.

Milestone: Potential High-Grade Gold-Silver Feeder Structure:

The Milestone target has seen recent drill testing by Integra, in addition to several shallow RC drill holes conducted by previous operators of the project. A small, NI 43-101 Resource Estimate has been completed at Milestone and is available in the Company's Technical Report here:

https://www.integraresources.com/site/assets/files/2572/pea_ni43 101delamarfloridamtn2019_oct_22_2019_final.pdf

The gold-silver grades intersected in the Milestone drill hole announced in today's news release are significantly higher grades than previous Milestone drill intercepts and are interpreted to represent the upper portion of a high-grade 'feeder zone' within the broader and lower-grade hydrothermal breccia pipe comprising the bulk of the existing resource.  Several deeper holes are planned to follow this 'feeder zone' down an additional 150 m to the root of the breccia pipe where it is anticipated it will transition into a high-grade vein system. This intercept is located in the deeper central portion of the existing resource, outside of the 2019 Preliminary Economic Assessment ("PEA") pit-shell, demonstrating that the existing resource is open to depth.

Given the location of this single drill hole and the high-grade gold-silver intercept, within a larger zone of low-grade gold-silver and relative to the Milestone 2019 pit-shell, it is possible that the reported intercept sits on the recently interpreted Milestone Fault and could be the location of a high-grade feeder system to Milestone and other targets in the region.

Additional drilling at Milestone is expected with an emphasis on the potential feeder structure.

Current Drill Status and Future Drilling

The drill results announced today provide significant reason to support future exploration drill programs in the BlackSheep District, especially when taken in context of the significant soil geochemical and IP anomalies present. One diamond drill rig is currently in operation at BlackSheep and will continue to test targets outlined in the current exploration program.

The Company has a second drill rig in operation at Florida Mountain which is testing high-grade gold-silver veins outside of the Florida Mountain resource envelope. The Company has completed approximately 2,200 m of the 10,000 m fully financed exploration drill program for 2021. In addition to exploration drilling, the Company is scheduled to deliver an updated Resource Estimate in Q2 2021 and a Pre-feasibility Study in Q4 2021.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, of Reno, Nevada, and is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time (the "CIM Definition Standards"). Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.